
IPC INTEGRATED PAVING CONCEPTS

INTEGRATED PAVING CONCEPTS INC.

102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.integratedpaving.com

JANICE JORGENSEN • Email: Janice.jorgensen@streetprint.com




06014326

June 2, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated June 2, 2006.

Yours very truly,

Janice Jorgensen
Executive Assistant

jj
Enclosure

dlw 6/13



INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

RECEIVED
2006 JUN 12 P 4: 05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INTEGRATED PAVING CONCEPTS INC. ANNOUNCES CHANGE OF DATE FOR ANNUAL AND SPECIAL MEETING

Surrey, British Columbia, Canada, June 2, 2006 – Integrated Paving Concepts Inc. (the "Company") (TSX: IPA) announced today that the meeting date for its annual and special meeting has been changed from June 29, 2006 to July 12, 2006. Shareholders and option holders of record on May 29, 2006 will be entitled to receive notice of and to vote at the meeting. In addition to annual meeting matters, shareholders will be also be asked to consider approving a plan of arrangement which would result in a "going private transaction" (the "Transaction") in respect of the IPC, pursuant to which minority shareholders will receive $1.20 cash per share. The Transaction was previously announced in the Company's press release dated May 12, 2006. The notice of meeting and management proxy circular that will be forwarded to the Company's shareholders and option holders in connection with the meeting will contain detailed information describing the Transaction along with the fairness opinion and formal valuation prepared by Capital West Partners. Capital West has estimated the fair market value per IPC shares at between $0.80 to $1.00 per share, a copy of their valuation has been filed on SEDAR.

About Integrated Paving Concepts

Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint Pavement Texturing™ (StreetPrint) and DuraTherm™, and all revenue is derived from the sales of Applied Products and Equipment & Tooling related to these product lines. The Company's products are marketed through its Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com. Full financial results and management discussion and analysis are available at www.sedar.com and on the Company's website at www.integratedpaving.com.

Integrated Paving Concepts Inc.
Janice Stasiuk, Chief Financial Officer & Corporate Secretary